EXHIBIT 99.2

FORM OF LETTER TO NEW SHAREHOLDERS
CONCERNING PLAN

Re:	Firstbank Corporation Amended and Restated Dividend Reinvestment Plan

Dear Shareholder:

        Enclosed is a Prospectus and summary brochure describing our Amended and Restated Dividend Reinvestment Plan. The Plan provides shareholders with the opportunity to increase their investment in the Corporation conveniently and economically. Please read the enclosed Prospectus carefully; it presents the terms of the Plan in a question-and-answer format.

        Here are some highlights of the Plan:

•	You may purchase shares with reinvested dividends.
•	As a participant you may also make optional cash payments (minimum $100, maximum $2,500 per calendar quarter) to purchase additional shares.
•	Shares purchased may be newly issued shares or shares purchased for you in the open market, at our option.
•	The price of shares purchased directly from us will be 95% (as to shares purchased with reinvested dividends) or 100% (as to shares purchased with optional cash payments) of the last reported sale price of our shares on the NASDAQ National Market.
•	The price of shares purchased in the open market will be 95% (as to shares purchased with reinvested dividends) or 100% (as to shares purchased with optional cash payments) of the weighted average open market purchase prices for the shares.
•	There are no brokerage fees or service charges for any purchases under the Plan.

        The Plan Administrator is Registrar and Transfer Company, 10 Commerce Drive, Cranford, New Jersey 07016-3572 (Telephone 1-800-368-5948; Website: www.rtco.com).

        We appreciate your interest in Firstbank Corporation.

Sincerely, Thomas R. Sullivan President and Chief Executive Officer